FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

Asset Protection Scheme

Appendix 2 Asset Protection Scheme

Covered assets roll forward
The table below shows the movement in covered assets.
Covered amount
£bn

Covered assets at 30 September 2010	205.4
Disposals	(3.0)
Maturities, amortisation and early repayments	(8.3)
Effect of foreign currency movements and other adjustments	0.6

Covered assets at 31 December 2010	194.7
Disposals	(1.4)
Maturities, amortisation and early repayments	(10.6)
Effect of foreign currency movements and other adjustments	(0.9)

Covered assets at 31 March 2011	181.8

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments, maturing loans and the amortisation of consumer finance assets in line with the Scheme rules.

•	The Group took advantage of market conditions and executed sales from a number of its portfolios.

Credit impairments and write downs
The table below analyses the cumulative credit impairment losses and adjustments to par value (including available-for-sale reserves) relating to the covered assets.

	31 March 2011	31 December 2010
	£m	£m

Loans and advances	18,799	18,033
Debt securities	11,085	11,747
Derivatives	1,826	2,043

	31,710	31,823

By division:
UK Retail	3,053	2,964
UK Corporate	1,703	1,382
Ulster Bank	1,040	804

Retail & Commercial	5,796	5,150
Global Banking & Markets	1,445	1,496

Core	7,241	6,646
Non-Core	24,469	25,177

	31,710	31,823

Key point
•
Cumulative credit impairments and write-downs decreased by £0.1 billion in the quarter, primarily reflecting a decrease due to exchange rate movements (£0.4 billion) and Non-Core disposals (£0.1 billion) partially offset by an increase in further impairments and write-downs (£0.4 billion).

Appendix 2 Asset Protection Scheme (continued)

First loss utilisation
Definitions of triggered amounts and other related aspects are set out in the Group's 2010 Annual Report and Accounts. The table below summarises the triggered amount and related cash recoveries by division.
	31 March 2011			31 December 2010
	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m	£m	£m	£m

UK Retail	3,789	514	3,275	3,675	455	3,220
UK Corporate	5,573	1,404	4,169	4,640	1,115	3,525
Ulster Bank	1,659	216	1,443	1,500	160	1,340

Retail & Commercial	11,021	2,134	8,887	9,815	1,730	8,085
Global Banking & Markets	2,692	808	1,884	2,547	749	1,798

Core	13,713	2,942	10,771	12,362	2,479	9,883
Non-Core	31,991	5,269	26,722	32,138	4,544	27,594

	45,704	8,211	37,493	44,500	7,023	37,477

Loss credits			1,468			1,241

			38,961			38,718

Key points
•
The Group received loss credits in relation to some of the withdrawals and disposals of £0.2 billion during Q1 2011. The Group and the Asset Protection Agency remain in discussion with regard to loss credits in relation to the withdrawal of £0.5 billion of derivative assets during Q2 2010 and the disposal of £0.6 billion of structured finance and leveraged finance assets.

•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 31 March 2011 is approximately £25 billion (42%) of the £60 billion first loss threshold under APS.

Risk-weighted assets
The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	31 March 2011	31 December 2010
	£bn	£bn

UK Retail	11.4	12.4
UK Corporate	21.5	22.9
Ulster Bank	7.4	7.9

Retail & Commercial	40.3	43.2
Global Banking & Markets	11.1	11.5

Core	51.4	54.7
Non-Core	47.0	50.9

APS RWAs	98.4	105.6

Key point
•	The decrease of £7.2 billion in APS RWAs principally reflects pool movements, partially offset by changes in risk parameters.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary